UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On October 9, 2025, the board of directors of Fusion Fuel Green PLC, an Irish public limited company (the “Company”), approved Amendment No. 1 to the Fusion Fuel Green PLC 2021 Equity Incentive Plan (“Amendment No. 1”), to increase the maximum number of class A ordinary shares with a nominal value of $0.0035 each (“Class A Ordinary Shares”) available to be granted under the Fusion Fuel Green PLC 2021 Equity Incentive Plan by 1,971,428, to a total of 2,000,000 Class A Ordinary Shares. A copy of the Amendment No. 1 is furnished as Exhibit 10.1 to this report.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
10.1	Amendment No. 1 to Fusion Fuel Green PLC 2021 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: October 14, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer